Exhibit 99.1

May 12, 2014

Press release

Turquoise Hill announces results of voting for the election of directors

VANCOUVER, CANADA – Turquoise Hill Resources today announced that the nominees set forth in the company’s management proxy circular dated March 26, 2014 were elected as directors of Turquoise Hill Resources. The detailed results of the vote for the election of directors held at the Annual Meeting of Shareholders, which took place on May 8, 2014 in Vancouver, are set out below.

Election of Directors

According to votes received, each of the following seven nominees proposed by management were elected as a director of Turquoise Hill Resources until the next annual shareholder meeting, or until such person’s successor is elected or appointed, with the following results:

Name of Nominee	Votes For	% For	Votes Withheld	% Withheld
Rowena Albones	1,671,023,972	93.0	125,580,502	7.0
Jill Gardiner	1,658,922,790	92.3	137,681,684	7.7
R. Peter Gillin	1,658,851,017	92.3	137,753,457	7.7
David Klingner	1,790,223,012	99.6	6,381,462	0.4
Kay Priestly	1,782,185,217	99.2	14,419,257	0.8
Russel C. Robertson	1,665,567,837	92.7	131,036,637	7.3
Jeffrey Tygesen	1,673,064,165	93.1	123,540,309	6.9

Final results on all matters voted on at the Annual Meeting of shareholders will be filed on SEDAR.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper- gold and coal mines in Mongolia. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 56% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878).

Contacts

Investors		Media

Jessica Largent		Tony Shaffer
Office:	+1 604 648 3957	Office:	+1 604 648 3934
Email:	jessica.largent@turquoisehill.com	Email:	tony.shaffer@turquoisehill.com
Turquoise Hill Resources Ltd.
Suite 354 – 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4
T 604 688 5755
www.turquoisehill.com